Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: November 3, 2014

EXTRAORDINARY SHAREHOLDERS’ MEETING OF GTECH S.P.A.

CALLED ON NOVEMBER 4, 2014

QUESTIONS AND ANSWERS

GTECH S.p.A.

Registered Office: Rome, Viale del Campo Boario 56/D (Italy)

Share Capital: Euro 174,972,746.00 — Companies’ Register of Rome/Tax code no. 08028081001

Subject to direction and coordination activity by De Agostini S.p.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“UKCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of UKCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in UKCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this document are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this document. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, UKCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of UKCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, UKCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by UKCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), UKCo is a related party of GTECH, being a subsidiary of GTECH.

The merger agreement providing for the GTECH-UKCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-UKCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-UKCo merger, GTECH has published on a voluntary basis an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended).

Participants in the Distribution

IGT, GTECH and UKCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

A.                                    GENERAL

A.1                             What is being submitted for approval at the GTECH extraordinary shareholders’ meeting?

The extraordinary shareholders’ meeting of GTECH S.p.A. (“GTECH”) has been called to approve the cross-border merger of GTECH with and into Georgia Worldwide PLC (“UKCo”), a company organized under the laws of England and Wales, whose voting share capital is wholly and directly owned by GTECH (the “GTECH Merger”).

As a consequence of the GTECH Merger, GTECH shareholders will receive one UKCo ordinary share in exchange for each GTECH share held.

The GTECH Merger is part of a transaction by which GTECH, through UKCo, will acquire International Game Technology (“IGT”).

As a result of the GTECH Merger, UKCo will assume any and all of the assets and liabilities, rights and obligations of GTECH. Upon completion of the acquisition of IGT (the “IGT Merger” and, together with the GTECH Merger, the “Transaction”), UKCo will become the new holding company of the group resulting from the combination of IGT and GTECH.

After the completion of the Transaction, GTECH shares will cease to be traded on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A (“MTA”), while UKCo ordinary shares will be listed on the New York Stock Exchange.

A.2                             How will the acquisition of IGT be carried out?

The IGT Merger will be carried out through a merger of a wholly owned US subsidiary of UKCo into IGT under the laws of Nevada.

Through the IGT Merger, each issued and outstanding share of IGT common stock will be converted into the right to receive a combination of (i) US$13.69 in cash (together with any additional cash described in clause (iii) below, the “Per Share Cash Amount”) and (ii) a number of UKCo ordinary shares determined by dividing US$4.56 by the average of the volume-weighted average prices of GTECH ordinary shares on the MTA (converted to the U.S. dollar equivalent) on ten randomly selected days within the period of 20 consecutive trading days ending on, and including, the second full trading day prior to the effective time of the IGT Merger (such average, the “GTECH Share Trading Price”), subject to a minimum of 0.1582 UKCo ordinary shares and a maximum of 0.1819 UKCo ordinary shares (the “Share Consideration”), provided that (iii) if the Share Consideration would, but for the cap described in clause (ii), exceed 0.1819, the Per Share Cash Amount will be increased by an additional amount in cash equal to the product of such excess number of shares (up to a maximum of 0.0321) and the GTECH Share Trading Price.

After the completion of the Transaction, IGT will be wholly owned and controlled by UKCo.

A.3                             When is the GTECH Merger and, more generally, the Transaction expected to be completed?

GTECH and IGT intend to complete the Transaction as soon as reasonably possible and expect the completion of the Transaction to occur in the first half of 2015. However, the Transaction is subject to the receipt of certain regulatory approvals and the satisfaction or waiver (if permitted) of other conditions, and it is possible that factors outside the control of

GTECH or IGT could result in the Transaction being completed at a later time or not at all. Failure to complete the Transaction in a timely manner could negatively affect GTECH’s and IGT’s business plans and operations and have a negative impact on the market price of GTECH’s and IGT’s shares.

A.4                             What percentage of the UKCo share capital will be held by former GTECH and IGT shareholders?

Assuming there is no exercise of statutory cash exit rights by GTECH shareholders and without taking into account any treasury shares held by GTECH at the GTECH Merger effective date (any such shares will be cancelled), upon completion of the Transaction existing GTECH shareholders will hold approximately 79.4% of the ordinary share capital of UKCo while IGT shareholders will hold the remaining 20.6%.

Assuming also that no adjustments are to be made to the IGT consideration — so that, for each IGT share, IGT shareholders receive 0.1819 UKCo ordinary shares — after completion of the Transaction, B&D Holding di Marco Drago e C. S.a.p.A. would hold, through De Agostini S.p.A. and DeA Partecipazioni S.p.A., approximately 47% of the UKCo ordinary share capital.

A.5                             Has GTECH received any fairness opinion?

The board of directors of GTECH received from its financial advisor Credit Suisse Securities (Europe) Limited an opinion on July 15, 2014 — which was later confirmed by a bring-down letter on October 1, 2014 — as to the fairness, from a financial perspective, of the transaction to the holders of GTECH shares.

The fairness opinion and the bring-down letter of Credit Suisse Securities (Europe) Limited are attached to the information document published on October 20, 2014, prepared by GTECH on a voluntary basis in accordance with Article 70, paragraph 6, of Consob Regulation no. 11971 of May 14, 1999, as subsequently amended (the “Information Document”).

A.6                             Why was UKCo incorporated in the United Kingdom?

GTECH believes that the establishment of the parent company in the United Kingdom, among other things, better reflects the international nature of the business of the UKCo group and the expected UKCo shareholding structure. Once the Transaction has completed, UKCo’s main market is expected to be the United States, followed by Italy and the United Kingdom. Therefore, incorporating UKCo in the United Kingdom provides a geographic, logistic, cultural and linguistic balance between the several activities of the group and enhances the global profile of the combined company.

A.7                             Why will UKCo ordinary shares be listed only on the New York Stock Exchange and not also on the Mercato Telematico Azionario?

The ordinary shares of UKCo will be listed on the New York Stock Exchange in order to further increase the visibility of the combined group on international capital markets and to attract new investors. It is also expected to potentially result in enhanced liquidity of the shares. In addition, in the context of the acquisition of IGT, the listing of UKCo shares on the New York Stock Exchange will allow access to the pool of investors within the IGT shareholder base.

No additional listings are currently being considered.

A.8                             Will GTECH leave Italy by means of the Transaction?

Absolutely not. GTECH is not leaving Italy. Only the new holding company (UKCo) will be an English incorporated company. The current Italian activities of the GTECH group will continue to be carried out in Italy. To allow for the continuity of the management of Italian activities and to rationalize its participations, GTECH intends, prior to the completion of the GTECH Merger, to carry out a reorganization of its Italian business whereby its operating activities will be separated from its holding activities and grouped under a new holding company dedicated to the management of Italian activities.

A.9                             What would be the consequences if the GTECH Merger is not approved by the GTECH extraordinary shareholders’ meeting?

If this were to occur, neither the GTECH Merger nor the IGT Merger would take place. The approval of the GTECH Merger at the extraordinary shareholders’ meeting of GTECH is a condition precedent to the obligation of each party of the Merger Agreement to execute the GTECH Merger and the IGT Merger.

On July 15, 2014, De Agostini S.p.A. and DeA Partecipazioni S.p.A. (jointly, the “DeA Shareholders”), jointly owning approximately 58.7% of the GTECH share capital, entered into a Support Agreement with IGT, providing for certain commitments to support the implementation of the Transaction, including, among other things, the commitment of the DeA Shareholders to vote all ordinary GTECH shares held by them in favor of the GTECH Merger at GTECH’s shareholders’ meeting called to approve the GTECH Merger.

The extraordinary shareholders’ meeting of GTECH will be validly held if shareholders representing at least one-fifth of the share capital are in attendance. Resolutions will be approved with the favorable vote of at least two-thirds of the shares represented at the meeting.

A.10                      When will the court-convened shareholders’ meeting of UKCo be held?

UKCo’s court-convened shareholders’ meeting for the purpose of approving the common cross-border merger terms for the GTECH Merger is currently scheduled to be held on December 15, 2014.

A.11                      When will the shareholders’ meeting of IGT be held?

According to the Merger Agreement, IGT is not required to call a shareholders’ meeting for the approval of the IGT Merger prior to (i) the registration statement on Form F-4, required by applicable U.S. federal securities laws, having been declared effective by the U.S. Securities and Exchange Commission (SEC), or the SEC confirming that it has no further comments to the proxy statement relating to the shareholders’ meeting of IGT, and (ii) the earlier of (A) 10 business days having elapsed from the final determination of the amount of statutory cash exit rights (diritti di recesso) exercised by GTECH shareholders, without termination of the Merger Agreement by GTECH in the event that such rights are exercised for more than 20% of the number of GTECH shares issued and outstanding as at the date of the Merger Agreement, or (B) where applicable, waiver of such termination right by GTECH. Additionally, IGT will not be obligated to hold the shareholders’ meeting prior to 15 business days after the end of the exercise period for cash exit rights held by GTECH shareholders in accordance with Italian law.

Given the expected timetable for the procedure relating to the exercise of cash exit rights and the regulatory proceeding ongoing with the SEC in respect of the registration statement on

Form F-4, it is currently expected that the shareholders’ meeting of IGT will be held in the first quarter of 2015.

A.12                      What would be the consequences should the IGT Merger not be approved by the IGT shareholders’ meeting?

After careful consideration, the IGT board of directors has unanimously approved the Merger Agreement and determined that the entry into the Merger Agreement and the IGT Merger is fair and in the best interests of IGT. Should the IGT Merger not be approved by the IGT shareholders’ meeting, neither the GTECH Merger nor the IGT Merger would take place.

A.13                      What are the main conditions precedent for the closing of the Transaction?

The obligation of each of the parties to execute the GTECH Merger and the IGT Merger under the Merger Agreement is subject to the satisfaction (or waiver, if permitted) of certain conditions precedent, including, without limitation:

(i)                           the approval of the GTECH Merger at the GTECH shareholders’ meeting;

(ii)                        the approval of the Merger Agreement and the transactions contemplated thereby at the IGT shareholders’ meeting;

(iii)                     the declaration of effectiveness of the registration statement on Form F-4 by the SEC;

(iv)                    the admission to listing of the UKCo ordinary shares on the New York Stock Exchange;

(v)                       expiration of the 60-day period following the date upon which the resolution of the GTECH shareholders’ meeting concerning the GTECH Merger was registered with the Companies’ Register of Rome, or early termination of such period pursuant to the posting of a bond by GTECH sufficient to satisfy GTECH’s creditors’ claims, if any, without prejudice to Article 2503 of the Italian Civil Code;

(vi)                    receipt of certain antitrust, all of which have been received, and gaming approvals;

(vii)                 issuance of the order approving the GTECH Merger by the High Court of England and Wales, which order must have been in full force and effect for at least 21 days; and

(viii)              other customary conditions.

In addition, pursuant to the GTECH Merger terms, the GTECH Merger is subject to the condition precedent that the Merger Agreement is not terminated by GTECH or IGT under certain circumstances provided by the Merger Agreement and, in particular, that GTECH does not terminate the Merger Agreement following the exercise of statutory cash exit rights by the shareholders of GTECH with reference to more than 20% of the GTECH ordinary shares outstanding at the date of signing of the Merger Agreement.

A.14                      What authorizations are necessary for the completion of the Transaction?

The Merger Agreement provides that the obligation of the parties to complete the Transaction is subject, among other things, to several approvals by antitrust and gaming authorities.

All antitrust approvals have already been obtained. Moreover, as of today, approvals have been obtained from gaming authorities in 6 out of 22 jurisdictions.

A.15                      What is the 20% limit in relation to the exercise of cash exit rights by GTECH shareholders?

GTECH shareholders who do not vote in favor of the GTECH Merger at the extraordinary shareholders’ meeting are, pursuant to applicable Italian law, entitled to exercise statutory cash exit rights. Additional information on such statutory cash exit rights, including the circumstances which trigger such rights, is provided in the documentation made available for the purposes of the shareholders’ meeting.

Any cash exit rights exercised by GTECH shareholders will be subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the GTECH Merger and fixing the GTECH Merger effective date, and such order not having been cancelled or withdrawn.

The Merger Agreement provides that, should cash exit rights be exercised in relation to more than 20% of GTECH outstanding shares as at the date of the Merger Agreement — i.e. in relation to more than 34,755,862 shares — GTECH will have the right to terminate the Merger Agreement. Should such right be exercised, GTECH would be required to pay to IGT a termination fee of US$270,634,000.

Should the Merger Agreement be terminated, neither the GTECH Merger nor IGT Merger would be completed. In such event, any cash exit rights exercised would not be effective and the shares would continue to be held by the shareholders who exercised said rights, who would not receive any payment.

A.16                      Is completion of the GTECH Merger subject to the exercise of creditors’ rights?

Yes, the GTECH Merger cannot be completed until (i) a declaration has been received from the Court of Rome, declaring that no creditor has opposed the GTECH Merger within 60 days from the date of registration with the Register of Companies of Rome of the resolution of approval of the GTECH Merger Terms at the GTECH extraordinary shareholders’ meeting or (ii) in the event of any opposition proposed within the aforesaid term, the Court has authorized the execution of the GTECH Merger notwithstanding the opposition in accordance with applicable Italian law provisions.

A.17                      When will you verify whether the 20% threshold for the exercise of cash exit rights by GTECH shareholders has been exceeded?

Such verification will be carried out as soon as possible following the end of the period for the exercise of statutory cash exit rights. Pursuant to Article 2437-bis of the Italian Civil Code, the term for the exercise of cash exit rights, equal to 15 days, will start to run from the registration with the Companies’ Register of Rome of the GTECH extraordinary shareholders’ meeting resolution approving the GTECH Merger. GTECH will give notice to the public, promptly following the determination of the amount of shares in relation to which cash exit rights have been exercised.

A.18                      What are the consequences for GTECH shareholders should the IGT Merger not be completed?

If the IGT Merger does not complete, the GTECH Merger will also not complete, GTECH shareholders will continue to hold shares of GTECH, and GTECH will continue to be listed on the Mercato Telematico Azionario. Any exercised cash exit rights will not be effective.

B.                                    RATIONALE AND PURPOSE OF THE TRANSACTION

B.1                            What are the rationale and the expected benefits of the acquisition of IGT?

The purpose of the Transaction is to create a world leading end-to-end gaming group, uniquely positioned to capitalize on opportunities across global gaming market segments. The new group resulting from the Transaction will combine best-in-class content, operator capabilities, and interactive solutions for the on-line segment, and will also combine IGT’s leading game library and manufacturing and creative operating capabilities with GTECH’s gaming operations, lottery technology and services. The Transaction will thus give rise to a business with competitive dimensions across gaming businesses, geographies and product lines. Furthermore the Transaction:

•                                  will result in UKCo being able to achieve industrial efficiencies, including economies of scale in purchasing, to consolidate corporate and support activities, and to optimize R&D spending;

•                                  will allow the achievement of cost synergies and possibly additional revenue synergies;

•                                  will result in increased earnings and cash flow and better access to capital markets for UKCo as a result of enhanced size and business diversification.

Additional reasons for, and expected benefits of, the acquisition of IGT are contained in the Information Document that GTECH has published on a voluntary basis pursuant to Article 70, paragraph 6, of the CONSOB Regulation no. 11971 of May 24, 1999, as amended.

C.                                    EXTRAORDINARY SHAREHOLDERS’ MEETING

C.1                            When and where will the extraordinary shareholders’ meeting of GTECH be held?

The extraordinary shareholders’ meeting of GTECH will be held on November 4, 2014, starting at 11:00 AM (Central European Time) at the registered office of GTECH at Viale del Campo Boario 56/D, Rome (Italy). The extraordinary shareholders’ meeting of GTECH will be held on single call.

C.2                            What matters will be voted on at the extraordinary shareholders’ meeting of GTECH?

GTECH shareholders will be requested to consider and vote upon the approval of the common cross-border merger terms concerning the GTECH Merger and related corporate resolutions, which are a necessary component of the acquisition of IGT.

C.3                            Who is entitled to participate in and vote at the extraordinary shareholders’ meeting of GTECH?

Holders of GTECH shares as of October 24, 2014 (i.e. the record date for the meeting) are entitled to participate and vote at the extraordinary shareholders’ meeting, either in person or by proxy, as detailed in the call notice for the meeting. The right to participate in and vote at the meeting must be certified by a communication to GTECH made by the relevant intermediary. Anyone coming to hold GTECH shares after the record date will not be entitled to participate in and vote at the extraordinary shareholders’ meeting.

C.4                            What is the quorum required for the extraordinary shareholders’ meeting of GTECH to be validly held and the vote needed for the relevant resolutions to be validly adopted?

The extraordinary shareholders’ meeting of GTECH will be validly held if shareholders representing at least one-fifth of the share capital are in attendance. Resolutions will be approved with the favorable vote of at least two-thirds of the shares represented at the meeting.

De Agostini S.p.A. and DeA Partecipazioni S.p.A., jointly owning approximately 58.7% of the GTECH share capital, have committed to attend and vote all ordinary GTECH shares held by them in favor of the GTECH Merger at the GTECH’s shareholders’ meeting called to resolve upon the GTECH Merger.

C.5                            In relation to the merger between GTECH and UKCo, why has the related party procedure not been put in place?

UKCo is controlled by GTECH and, therefore, is a related party of GTECH. However, as communicated to the market on July 16, 2014, the execution of the Merger Agreement and the GTECH Merger are not subject to the procedures for related party transactions since an exemption is applicable, under the relevant CONSOB rules and GTECH’s “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”), for transactions between GTECH and subsidiaries when there are no significant interests in such subsidiaries of any other related parties.

D.                                    EXCHANGE RATIO

D.1                            What will GTECH shareholders receive in the context of the GTECH Merger?

At the effective date of the GTECH Merger, each holder of GTECH ordinary shares will be allotted and issued one UKCo ordinary share (with a nominal value of US$0.10) in exchange for each GTECH ordinary share (with a nominal value of Euro 1.00) (the “Exchange Ratio”), without any cash payment.

D.2                            When will UKCo ordinary shares be allotted and issued?

The ordinary shares of UKCo will be allotted and issued to holders of GTECH shares at the GTECH Merger effective date, which — subject to the satisfaction or the waiver of the conditions precedent to the Transaction — is expected to occur within the first half of 2015.

D.3                            Upon the effectiveness of the GTECH Merger, are GTECH shareholders going to be allotted UKCo Special Voting Shares?

No, Special Voting Shares will not be part of the Exchange Ratio.

Special Voting Shares will be issued by UKCo to a nominee on the completion of the Transaction pursuant to a loyalty scheme being adopted for shareholders. UKCo shareholders who hold their UKCo ordinary shares continuously for at least three years and who meet certain other requirements will have the opportunity to participate in the loyalty scheme.

E.                                    CASH EXIT RIGHTS

E.1                            Are GTECH shareholders entitled to exercise cash rights?

Under Italian law, GTECH shareholders who do not vote in favor of the GTECH Merger will be entitled to exercise cash exit rights in consideration for the existence of the following circumstances which result from the GTECH Merger: (i) the fact that the transferee company will be a holding company; (ii) the registered office of the transferee company will be outside Italy; (iii) the transferee company will be governed by the laws of a country other than Italy (i.e., English law); (iv) GTECH ordinary shares will be delisted from a regulated market (since GTECH ordinary shares will be delisted from the Mercato Telematico Azionario and the ordinary shares of UKCo will be listed only on the New York Stock Exchange).

GTECH shareholders who vote in favor of the GTECH Merger will not be entitled to cash exit rights.

Given that the circumstances triggering cash exit rights will only occur upon the completion of the GTECH Merger, cash exit rights exercised by GTECH shareholders will be subject to the condition precedent that the High Court of England and Wales makes its order approving the completion of the GTECH Merger and fixes the GTECH Merger effective date, and such order has not been cancelled or withdrawn (the “Cash Exit Right Condition”).

E.2                            What amount of cash is due as liquidation amount to GTECH shareholders exercising cash exit rights?

GTECH shareholders who validly exercise cash exit rights will be entitled to receive, as liquidation amount, Euro 19.174 per share (if the Transaction is completed).

E.3                            How was the amount of cash to be paid to GTECH shareholders exercising cash exit rights calculated?

The amount of Euro 19.174 per share payable to GTECH shareholders exercising cash exit rights has been calculated, pursuant to Article 2437-ter, para. 3, of the Italian Civil Code, as the average closing price of GTECH ordinary shares during the 6-month period prior to the publication of the call notice of the extraordinary shareholders’ meeting called to approve the GTECH Merger.

Since the call notice for the GTECH extraordinary shareholders’ meeting was published on October 4, 2014, the average was calculated as the simple average of the closing prices of GTECH shares on the Mercato Telematico Azionario during the period between April 4, 2014 and October 3, 2014 (inclusive).

E.4                            What should GTECH shareholders do to exercise cash exit rights?

Shareholders entitled to exercise cash exit rights may exercise such rights, in relation to part or all of their shares, by sending a notice (a “Notice”) via registered mail to the registered office of GTECH no later than 15 days following registration with the Companies’ Register of Rome of the minutes of the GTECH extraordinary shareholders’ meeting which approve the GTECH Merger terms. A notice of the registration of the resolution, including the specific terms and conditions to exercise cash exit rights, will be published in the newspaper “Il Sole 24Ore” and on the website of GTECH.

The Notice will indicate, in particular: (i) personal data of the shareholder exercising cash exit rights, tax code and, for any communication relating to the procedure, address, telephone number and, where possible, e-mail address; (ii) the number of shares for which the cash exit right is exercised; (iii) details of the bank account of the shareholder exercising cash exit rights to be credited with the liquidation amount due in relation to the shares for which the cash exit right is exercised; (iv) details of the intermediary holding the shares for which the cash exit rights is exercised, together with details of the relevant account.

For cash exit rights to be validly exercised, shareholders must also require the intermediary holding the shares to deliver to GTECH the specific communication attesting, among other things, that the shares for which the shareholder has exercised his/her cash exit rights have been owned by such shareholder without interruption since prior to the shareholders’ meeting called to resolve on the GTECH Merger to the date of the communication (included).

If the shares subject to cash exit rights are pledged or encumbered in any other manner, the shareholder exercising such rights must also attach to the Notice, for its admissibility, a declaration of the pledgee or of any other beneficiary of a lien on the shares to the effect that such pledgee or other beneficiary irrevocably and unconditionally consent to the release of the pledge or other lien on the shares, in addition to a statement giving consent to the liquidation of such shares in accordance with the instructions of the exiting shareholder.

E.5                            Will a shareholder be entitled to sell GTECH shares upon the exercise of cash exit rights?

No, under applicable law, those shares in relation to which the cash exit right has been exercised will be blocked from the moment the right was exercised, by the intermediary participating in the centralised administration system managed by Monte Titoli S.p.A. that holds the shares. Such shares will be subject to the liquidation process provided by law, and will therefore be offered and sold pursuant to such process, subject to the satisfaction of the Cash Exit Right Condition.

E.6                            Will shareholders exercising cash exit rights be entitled to any dividends paid by GTECH before the GTECH Merger is effective?

Shareholders exercising cash exit rights are entitled to receive exclusively the liquidation value of their shares, calculated in accordance with the Italian Civil Code and equal to Euro 19.174 per share. Therefore, should GTECH resolve the payment of any dividends, of whatever kind, following the exercise of cash exit rights, shareholders exercising cash exit rights will not be entitled to such dividends.

E.7                            Will shareholders exercising cash exit rights be entitled to participate in and vote at any GTECH shareholders’ meeting held before the GTECH Merger is effective?

Yes, withdrawing shareholders will be entitled to participate in, and vote at, any shareholders’ meeting held after the delivery of the Notice for the exercise of cash exit rights and until the GTECH Merger becomes effective.

E.8                            How and when will the shares of relevant shareholders exercising cash exit rights be liquidated?

As soon as possible following the final determination of the number of shares for which cash exit rights have been exercised, GTECH, in accordance with applicable Italian law provisions,

will offer such shares to other shareholders pro-rata to their existing holdings under a pre-emptive offer for at least 30 days. GTECH shareholders who exercise their pre-emptive rights in such offer will have a right of first refusal (to be concurrently exercised) over any shares not purchased by other shareholders in such offer.

In the event that shareholders do not purchase, in whole or in part, the shares of those who have exercised cash exit rights, such shares will be offered by GTECH on the Mercato Telematico Azionario for at least one trading day before the GTECH Merger has completed. Any shares that remain unsold after such offer on the market will be acquired by GTECH.

Payment of the cash for shares subject to cash exit rights will be made to the relevant shareholders following the liquidation process and only after the Cash Exit Right Condition has been satisfied and, therefore, only once the Transaction has completed. Completion of the Transaction is expected to occur during the first half of 2015.

Therefore, any shareholders or third parties who have purchased shares of shareholders exercising cash exit rights in the liquidation process will receive UKCo ordinary shares on the basis of the Exchange Ratio (therefore, one UKCo ordinary share for each GTECH share purchased).

E.9                            Can De Agostini purchase GTECH shares from shareholders exercising cash exit rights in the context of the liquidation process?

Both De Agostini and DeA Partecipazioni have committed in the Support Agreement not to purchase any such shares.

E.10                     If the GTECH Merger does not become effective, how will the shares subject to cash exit rights be treated?

If the GTECH Merger does not complete, GTECH shares subject to cash exit rights will continue to be held by the relevant shareholders, who will not receive any liquidation value. In addition, the liquidation process and, therefore, the offer and sale of the shares subject to cash exit rights will not become effective, since they are also subject to the satisfaction of the same condition precedent provided for cash exit rights.

F.                                     SPECIAL VOTING SHARES

F.1                            What are the Special Voting Shares?

The Special Voting Shares will be issued by UKCo pursuant a loyalty scheme for shareholders.

The Special Voting Shares will be issued in an amount equal to the total amount of UKCo’s issued and outstanding ordinary shares and will be allotted, at the completion of the Transaction, to a nominee (the “Nominee”).

F.2                            What is the purpose of the loyalty scheme?

The loyalty scheme aims to promote the stability of UKCo’s shareholder base, as well as encouraging the long term investment and the commitment of the shareholders whose goals are aligned with the long-term strategic interests of the group.

F.3                            What are the characteristics of the Special Voting Shares?

The Special Voting Shares have, in general, the following characteristics:

•                                          they do not carry economic rights (except an amount of US$1 in aggregate upon a return of capital in winding up procedures);

•                                          they carry 0.9995 votes per Special Voting Share;

•                                          they may not be transferred other than in accordance with (i) the provisions of the articles of association adopted by UKCo after the effective date of the GTECH Merger and (ii) the loyalty plan for shareholders regarding the Special Voting Shares (the “Loyalty Plan”);

•                                          they may be purchased or redeemed by UKCo and may be subject to reduction in accordance with the provisions of the articles of association adopted by UKCo after the GTECH Merger effective date.

F.4                            Who will be allotted the Special Voting Shares?

The Special Voting Shares will be issued by UKCo to the Nominee after the completion of the Transaction. The Nominee will hold such shares on behalf of UKCo shareholders as a whole and will exercise the voting rights carried by the Special Voting Shares in accordance with the articles of association adopted by UKCo after the GTECH Merger is effective.

Those holders of UKCo ordinary shares that maintain the ownership of such shares for a continuous period of at least three years may elect to participate in the Loyalty Plan and direct the exercise by the Nominee of the voting rights attached to the associated Special Voting Shares.

F.5                            Who is the Nominee?

The Nominee will be appointed before completion of the Transaction. Further details will be provided in due course.

F.6                           How will it be possible for eligible shareholders to participate in the Loyalty Plan?

In order to become entitled to elect to participate in the Loyalty Plan, a person must maintain ownership (in accordance with the post-GTECH Merger articles of association of UKCo) of one or more UKCo ordinary shares for a continuous period of at least three years (an “Entitled Shareholder”). Entitled Shareholders may elect to participate in the Loyalty Plan by submitting a validly completed and signed election form to the agent that will be appointed by UKCo (the “Agent”). Election forms may be submitted at any time after a holder of UKCo ordinary shares has become an Entitled Shareholder. The election form will be available on the website of UKCo following completion of the Transaction.

Upon receipt of an election form, the Agent will register the relevant UKCo ordinary shares in a separate register (the “Loyalty Register”). For so long as an Entitled Shareholder’s UKCo ordinary shares remain in the Loyalty Register, they may not be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances.

F.7                            How will the voting rights carried by the Special Voting Shares be exercised?

The Nominee will exercise the votes attaching to the Special Voting Shares held by it at a meeting as follows:

•                                          for Special Voting Shares associated with UKCo ordinary shares registered in the Loyalty Register, the Nominee will exercise the votes in the same manner as the relevant Entitled Shareholder has exercised his, her or its votes for such UKCo ordinary shares;

•                                          for Special Voting Shares associated with UKCo ordinary shares not registered in the Loyalty Register, the Nominee will exercise the votes in the same percentages as the total outcome of the vote exercised in the meeting (including the votes exercised by the Nominee in connection with the Special Voting Shares associated with UKCo ordinary shares registered in the Loyalty Register).

F.8                            What will happen to the Special Voting Shares should an Entitled Shareholder elect to transfer the underlying ordinary shares?

If, at any time, one or more UKCo ordinary shares are removed from the Loyalty Register for any reason, or any UKCo ordinary shares in the Loyalty Register are sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, such ordinary shares will cease to give Entitled Shareholders the right to direct the voting of the Special Voting Shares associated with such ordinary shares.

An Entitled Shareholder may request the removal of their UKCo ordinary shares from the Loyalty Register at any time by submitting a withdrawal form to the Agent. The Agent will release the UKCo ordinary shares from the Loyalty Register within three business days thereafter. Upon the removal from the Loyalty Register, such shares will be freely transferable and tradable. From the date of submission of the withdrawal form, a person’s rights in connection with the associated Special Voting Shares will cease with immediate effect.

F.9                            Are the Special Voting Shares transferable?

The Special Voting Shares are generally not transferable, except between nominees.

F.10                     Will the Special Voting Shares be listed?

No.

G.                                   CORPORATE MATTERS AND GOVERNANCE OF UKCO

G.1                            How would UKCo announce any change to its current name and registered office?

The registered name of UKCo — currently “Georgia Worldwide Plc” — as well as its registered office, can be changed before or after the completion of the Transaction by means of a board of directors’ resolution and upon notice to the Registrar of Companies of England and Wales. In any event, the registered office will be in the United Kingdom.

If any such change occurs before the effective date of the GTECH Merger, shareholders, creditors and any other interested parties (if any) will be informed of the new name and/or address of UKCo’s registered office by means of a notice on the GTECH website (www.gtech.com).

G.2                            Who will be the directors of UKCo following the completion of the Transaction?

The initial board of directors of UKCo will be comprised of 13 directors.

In accordance with the Merger Agreement, six directors have been designated by DeA Shareholders, in addition to Mr. Marco Sala, the CEO of GTECH; five directors have been designated by IGT, including IGT’s CEO, Mrs. Patti S. Hart, and the Chairman of the IGT board of directors, Mr. Philip G. Satre; one independent director mutually agreed by GTECH and IGT has also been designated.

Marco Sala will become the Chief Executive Officer of UKCo and Philip G. Satre and Patti S. Hart will become, respectively, Chairman and Vice-chairman of UKCo. In addition, one of the directors designated by the DeA Shareholders will also become a Vice-chairman.

The three additional directors designated by IGT are Paget Alves, Vincent Sadusky and Tracey Weber. The six directors designated by De Agostini are Paolo Ceretti, Alberto Dessy, Marco Drago, Sir Jeremy Hanley, Lorenzo Pellicioli and Gianmario Tondato da Ruos. The independent director mutually agreed to by GTECH and IGT is James F. McCann.

This initial board will remain in place for three years from and after the closing.

G.3                            Where will shareholders’ meetings of UKCo be held after the completion of the Transaction?

Shareholders’ meetings of UKCo will be held at any location determined by the directors of UKCo.

G.4                            When will shareholders’ meetings of UKCo be held after completion of the Transaction?

Pursuant to the articles of association of UKCo, UKCo will convene a shareholders’ meeting every year to be held within 6 months after the date of the financial year end. This does not preclude the possibility for UKCo to convene additional shareholders’ meetings during the year.

G.5                            How much notice is required to convene a shareholders’ meeting of UKCo?

Pursuant to the articles of association of UKCo, the annual general meeting will be convened by notice sent no later than 21 days prior to the meeting. Any other shareholders’ meetings will be convened by notice sent no later than 14 days prior to the meeting, except if the majority of shareholders having the right to attend and to vote accept a shorter notice period.

G.6                            How will shareholders be informed of the date, place and agenda of the shareholders’ meetings of UKCo?

Pursuant to the articles of association of UKCo, notice of shareholders’ meetings will be provided to all shareholders and will state the place, date and time of the meeting and the relevant agenda.

G.7                            What will shareholders have to do to attend shareholders’ meetings of UKCo?

Pursuant to the articles of association of UKCo, the notice of a shareholders’ meeting will specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.

Shareholders may attend the meeting in person or be represented by a written proxy or by any other means pursuant to the articles of association of UKCo. Directors will also accept the appointment of a representative by mail proxy.

H.                                   LISTING AND SETTLEMENT

H.1                           If the merger between GTECH and UKCo is completed, will the shares of UKCo be listed?

The ordinary shares of UKCo will be listed solely on the NYSE. The Special Voting Shares will not be listed.

H.2                           What will be the last trading day of GTECH shares on the Mercato Telematico Azionario and the first trading day of UKCo shares on the New York Stock Exchange?

This will be depend on when the Transaction is completed. The Transaction is in any event designed to ensure continuity of the listing. Further details will be provided in due course.

I.                                        TAX

Shareholders should consult their tax advisors. Further information as to the tax aspects of the Transaction are detailed in the Information Document.

I.1                                What are the material tax consequences of the GTECH Merger to GTECH shareholders?

For Italian resident shareholders the GTECH Merger is tax neutral, unless they decide to withdraw from the company. For non-Italian resident shareholders, in principle the GTECH Merger is also tax neutral according to Italian tax law, but the final outcome will depend on the respective countries of residence.

I.2                                What will be the tax regime applicable to Italian resident individuals owning UKCo shares following the GTECH Merger?

The tax regime for Italian resident individual shareholders will not change, i.e. they will be taxed under a regime which in substance is identical to the one applicable in the absence of the GTECH Merger. However, since UKCo shares will be regarded as foreign financial assets, some additional reporting requirements may be needed for non-business investors, unless an Italian financial intermediary is involved.

I.3                                What will be the tax regime applicable to Italian resident corporations owning UKCo shares following the GTECH Merger?

Dividends and capital gains on UKCo shares will be subject to the same tax regime as dividends and capital gains on GTECH shares.

I.4                                What will be the tax regime applicable to Italian pension funds owning UKCo shares following the GTECH Merger?

Dividends and capital gains on UKCo shares will be subject to the same tax regime as dividends and capital gains on GTECH shares.

I.5                                What will be the tax regime applicable to Italian investment funds and SICAVs owning UKCo shares following the GTECH Merger?

Dividends and capital gains on UKCo shares will be subject to the same tax regime as dividends and capital gains on GTECH shares.

I.6                                What are the tax consequences of an election by GTECH Italian shareholders to participate in the UKCo loyalty scheme?

The tax ramifications of the loyalty scheme are subject to interpretation as no legal provisions or official clarifications deal with it. The company and its tax advisors believe that the scheme will not have any tax implications since it has no economic impact for the shareholders.